Exhibit 99.16

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, Colorado, 80401

Consent of Qualified Person

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-224641) of Denison Mines Corp. (the “Registration Statements”), in connection with the report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 8, 2023 with an effective date of June 23, 2023 (the Technical Report), and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from those sections of the Technical Report that I am responsible for preparing in the Annual Report on Form 40-F and the Registration Statements.

Dated March 28, 2024

(Signed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

Principal Geologist

SLR International Corporation